ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Brian McCabe T +1 617-951-7801 brian.mccabe@ropesgray.com

November 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Christopher R. Bellacicco

Re:	Popular U.S. Government Money Market Fund, LLC

File No. 333-271265; 811-23868

Dear Mr. Bellacicco:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received via email on May 11, 2023, with respect to the registration statement of Popular U.S. Government Money Market Fund, LLC (the “Fund”) on Form N-1A filed with the Commission on April 14, 2023. The Staff’s comments are reproduced below, and each is followed by our response. Any terms that are used but not defined in this letter have the same meaning as used in the Form N-1A filing of the Fund.

PROSPECTUS

Page 1 – Fees and Expenses of the Fund

1.	Comment: Please note that based on the figures provided in the table, it appears that the “Other Expenses” line item for both Class A and Class I Institutional Shares should total 0.54%, rather than 0.53%. Similarly, it appears that the “Total Annual Fund Operating Expenses” line item before the fee waiver and/or expense reimbursement is applied should total 1.03% and 0.79% for Class A Shares and Class I Institutional Shares, respectively, rather than 1.06% and 0.81%.

Response: The table has been revised to reflect updated expense information for the Fund. The Fund confirms that the fee table has been updated to reflect the appropriate numbers (“Total Annual Fund Operating Expenses” for Class A and Class I are now 1.08% and 0.83, respectively) and the totals reflect the sum of the relevant line items.

2.	Comment: Please confirm that the expense limitation will remain in effect for at least one year. If it will not, please remove this footnote and the related line item from the fee table. See Instr. 3(e) to Item 3 of Form N-1A.

Response: The Fund confirms that expense limitation will remain in effect for at least one year following the effective date of the Fund’s registration statement.

Page 2 – Example

3.	Comment: The Staff notes that the expense example includes a table of key inputs. Please delete this table or move it to a location in the statutory prospectus or SAI. See Gen. Instr. 3(b) to Form N-1A, which states that “A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required” (emphasis added).

Response: The requested change has been made.

4.	Comment: The Staff notes that the expense example includes information for Years 1–10, as well as a breakdown of various expenses paid. Please revise the example to comply with the format prescribed by Item 3 of Form N-1A.

Response: The requested change has been made.

Page 8 – Investment Objective

5.	Comment: Please clarify whether the Fund will provide Shareholders with advanced notice if it changes its investment objective.

Response: While we note that with respect to a change in investment objective, Item 9 of Form N-1A requires only that the Fund states whether “[investment] objectives may be changed without shareholder approval,” the requested change has been made. The Fund has revised the relevant disclosure as follows (additions underlined):

This investment objective is a non-fundamental policy of the Fund and may be changed without the approval of and without prior notice to shareholders of the Fund.

Page 8 – Investment Strategies

6.	Comment: The first paragraph in this sections states that “In addition, under normal conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested, under normal circumstances, in direct obligations of the U.S. Treasury and other securities . . . .” Please delete one of the phrases “under normal conditions,” as it is redundant.

Response: The requested change has been made. In response to this comment, the Fund has revised the relevant disclosure as follows (additions underlined; deletions in ~~strikethrough~~):

In addition, under normal market conditions, at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) will be invested~~, under normal circumstances,~~ in direct obligations of the U.S. Treasury and other securities . . . .

Page 9 – Investment Strategies

7.	Comment: The penultimate paragraph to this section states that “The Fund’s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other.” Please complete or revise this sentence, as the ending is unclear.

Response: In response to this comment, the Fund has revised the relevant disclosure as follows (addition underlined):

The Fund’s investments in the types of securities and other investments described in this prospectus vary from time to time, and, at any time, the Fund may not be invested in all of the types of securities and other investments.

Page 11 – Interest Rate Risk

8.	Comment: This section states that “The Fund may be subject to a greater risk of rising interest rates due to the current period of historically low rates.” Please consider revising this sentence in light of current interest rates.

Response: In response to this comment, the Fund has revised the relevant disclosure as follows (additions underlined; deletions in ~~strikethrough~~):

The Fund may be subject to a greater risk of rising interest rates due to ~~the current period of historically low rates~~ the U.S. Federal Reserve’s recent campaign to raise interest rates.

Page 13 – Income/Yield Risk

9.	Comment: The Staff notes that this risk is titled “Income/Yield Risk,” while the risk disclosure in Item 4 is titled “Yield Risk.” Consider revising the names to be consistent.

Response: The Fund confirms that “Income/Yield Risk” has been retitled to “Yield Risk” throughout the filing.

Page 21 – Valuation of Shares

10.	Comment: This section states:

The Fund is authorized not to open for trading on a day that is otherwise a business day if the Securities Industry and Financial Markets Association (SIFMA) recommends that government securities dealers not open for trading; any such day will not be considered a business day. The Fund also may close early on a business day if the SIFMA recommends that government securities dealers close early.

Please remove this disclosure, or provide a legal analysis to the Staff explaining how such suspension is consistent with Section 22(e) of the 1940 Act.

Response: The requested change has been made.

Back Cover

11.	Comment: Please include the Fund’s 1940 Act file number on the bottom of the back cover page in a type size smaller than that generally used in the prospectus. See Item 1(b)(4) of Form N-1A.

Response: The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

SAI-18 – Investment Advisory Agreement

12.	Comment: The first sentence on this page notes that the Adviser’s rate is 0.50% of the value of the Fund’s average daily net assets. However, the fee table to the prospectus states that the fee is 0.25% of the value of the Fund’s average daily net assets. Please reconcile this discrepancy and revise as appropriate.

Response: The requested change has been made. The correct advisory fee rate is 0.25% of the value of the Fund’s average daily net assets.

EXHIBITS

Amended and Restated Limited Liability Company Agreement

Page 9 – Other Activities of Shareholders, Directors and Adviser; Page 12 – Liabilities and Duties

13.	Comment: The final sentence in Section 3.4(b) on page 12 appears to eliminate the fiduciary duty of loyalty of certain Persons of the Fund. Similarly, Section 3.8 on page 12 restricts or eliminates the fiduciary duties of such individuals. The Staff understand that Puerto Rico law permits a fund to eliminate or alter the fiduciary duties of directors, shareholders or other persons, and replace them with the standards set forth in the Fund's Amended and Restated Limited Liability Company Agreement (“LLC Agreement”). Provisions eliminating or altering the fiduciary duties of a fund’s directors, officers, member of any advisory board, investment adviser, or depositor are inconsistent with federal securities laws and the U.S. Securities and Exchange Commission’s express views on such persons’ fiduciary duties. Please add a provision to the LLC Agreement, or otherwise modify the LLC Agreement, to clarify explicitly that notwithstanding anything to the contrary in the LLC Agreement, nothing in the LLC Agreement modifying, restricting or eliminating the duties or liabilities of Directors or other Persons shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The requested changes have been made with respect to the federal securities laws. In response to your comment, the final sentence of Section 3.4(b) of the LLC Agreement has been removed, and Section 3.8 of the LLC Agreement has been amended to add the following sentence: “Notwithstanding the foregoing, nothing in the Agreement modifying, restricting or eliminating the duties or liabilities of Directors or other Persons shall apply to, or in any way limit, any duties or liabilities of such persons with respect to matters arising under the federal securities laws.”

Page 20 – Choice of Law; Derivative and Direct Claims

14.	Comment: Subsection (b) states that in order for Shareholders to bring suit on behalf of the Fund, they must first make a written demand upon the Fund to take action and that at least 90 days or 120 days (depending on whether the decision whether to reject such a demand was submitted to a Shareholder vote) have elapsed from the date the demand was made. Please disclose this pre-suit demand and timing requirement in an appropriate location in the prospectus.

Response: In response to this comment, the following disclosure has been added to the “General Information” section of the prospectus under “Legal Matters”: “Pursuant to the Fund’s limited liability agreement (the “LLC Agreement”), a Fund shareholder may not commence any proceeding on behalf of or for the benefit of the Fund until (i) a written demand has been made upon the Board to take suitable action, and (ii) 90 days have elapsed from the date the demand was made (or 120 day days if the decision whether to reject such demand has been submitted to a vote of Fund shareholders), unless the shareholder has, prior to such applicable date, been notified that the demand has been rejected.”

15.	Comment: Subsection (b) also states that any decision by the Board regarding whether to proceed with such action “shall be binding upon the Shareholders, and no suit, proceeding or other action shall be commenced or maintained after a decision to reject a demand.” Please:

a.	revise this provision to state that it does not apply to claims arising under the federal securities laws; and

b.	disclose this provision in an appropriate location in the prospectus and clarify that it does not apply to federal securities law claims.

Response: The requested change has been made. In response to this comment, Section 8.6(b) of the LLC Agreement has been amended as follows (additions underlined): “Any decision by the Board to bring, maintain or settle (or not to bring, maintain or settle) such proceeding, or to vindicate (or not vindicate) any claim on behalf or for the benefit of the Fund, or to submit the matter to a vote of Shareholders, shall be made by a majority of the Independent Directors in their sole business judgment and shall be binding upon the Shareholders, and no suit, proceeding or other action except for claims arising under the federal securities laws shall be commenced or maintained after a decision to reject a demand.”

In addition, the following disclosure has been added to the “General Information” section of the prospectus under “Legal Matters”: “Pursuant to the LLC Agreement, any decision by the Board to bring, maintain, or settle (or not to bring, maintain or settle) a proceeding or to vindicate (or not vindicate) any claim on behalf of for the benefit of the Fund, or submit the matter to a vote of shareholders, shall be made by a majority of the Independent Directors in their sole business judgment and shall be binding upon the Fund’s shareholders, and no suit, proceeding or other action shall be commenced or maintained after a decision to reject a demand except for suits, proceedings or other action arising under the federal securities laws.”

16.	Comment: Subsection (c) states that:

No class of Shareholders shall have the right to bring or maintain a direct action or claim for monetary damages against the Fund or the Directors predicated upon an express or implied right of action under this Agreement or the 1940 Act . . . unless the class of Shareholders or single Shareholder has obtained authorization from a majority of the Independent Directors to bring the action.

With respect to this section:

a.	Please revise this provision by removing the reference to the 1940 Act and clarifying that it does not apply to claims arising under the federal securities laws.

b.	Please disclose in an appropriate location in the prospectus that (i) Shareholders are required to obtain authorization from the Board, whose approval or rejection of such request is binding, before bringing suit; and (ii) that such requirement does not apply to federal securities law claims.

Response: The requested change has been made. In response to this comment, the LLC Agreement has been amended as follows (additions underlined; deletions in ~~strikethrough~~): “Except in the case of claims arising under the federal securities laws, no class of Shareholders shall have the right to bring… a direct action or claim… predicated upon an express or implied right of action under this Agreement ~~or the 1940 Act~~ … unless the class of Shareholders or single shareholder has obtained authorization from a majority of the Independent Directors to bring the action.”

In addition, the following disclosure has been added to the “General Information” section of the prospectus under “Legal Matters”: “Except in the case of claims arising under the federal securities laws, no class of Fund shareholders or single Fund shareholder shall have the right to bring or maintain a direct action or claim for monetary damages against the Fund or the Directors predicated on an express or implied right of action under the LLC Agreement unless such shareholder(s) has obtained authorization from a majority of the Independent Directors to bring the action. The Board shall consider a request for such authorization within 90 days after its receipt by the Fund. Any decision by a majority of the Independent Directors to settle or to authorize (or not to settle or authorize) such action, or to submit the matter to a vote of Fund shareholders, shall be binding upon the Fund shareholder(s) seeking authorization.”

17.	Comment: Subsection (c) also states that the Board has 90 days to consider a Shareholder request to bring a direct action. Please disclose this in an appropriate location in the prospectus.

Response: The requested change has been made. The following disclosure has been added to the “General Information” section of the prospectus under “Legal Matters”: “. . .The Board shall consider a request for such authorization within 90 days after its receipt by the Fund.”

Bylaws of the Fund

Page 3 – Forum for Adjudication of Disputes

18.	Comment: The disclosure states that the sole and exclusive forum for bringing actions will be any Commonwealth of Puerto Rico or United States federal court located in San Juan, Puerto Rico. Please disclose in an appropriate location in the prospectus this exclusive forum provision and corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: While we note that the Fund is designed solely for Puerto Rico investors, the requested change has been made and the relevant disclosure has been added to the “General Information” section of the Fund’s prospectus under “Legal Matters.”

ACCOUNTING COMMENTS

Page 1 – Fees and Expenses of the Fund

19.	Comment: Please disclose in a footnote to the Fund’s fee table that “Other Expenses” are based on estimated amounts for the current fiscal year as required by Instruction 6(a) to Item 3 of Form N-1A.

Response: The requested change has been made.

20.	Comment: In regard to footnote 2 to the fee table:

a.	Please update the recoupment disclosure to state that the recoupment period is limited to three years from the date of the waiver/reimbursement.

b.	Please also disclose that any recoupment would be limited to the lesser of (1) the expense limitation in effect at the time of waiver, and (2) the expense limitation in effect at the time of recapture and ensure that the recoupment disclosure is consistent throughout the registration statement.

Response: In response to this comment, the Fund confirms that the following disclosure will remain in footnote 2 to the fee table with brackets removed from the disclosure:

Any amounts contractually waived or reimbursed by the Adviser will be subject to repayment by the Fund to the Adviser within three years, calculated monthly from when the waiver or reimbursement was recorded, to the extent that the repayment will not cause the Fund’s operating expenses to exceed the contractual expense limit that was in effect at the time of such waiver or reimbursement.

Disclosure regarding the recoupment will remain consistent with that footnote throughout the registration statement (e.g., in the “Management of the Fund” section of the prospectus and the “Management, Advisory, and Other Service Arrangements” section of the SAI).

Page 2 – Example

21.	Comment: The Staff notes that the key inputs in the expense example include a projected gross annual return of 4.46%, but the expense example requires a 5% return each year per Item 27(d)(1) of Form N-1A. Please revise the expense example.

Response: The requested change has been made.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 617-951-7801.

Sincerely,

/s/ Brian McCabe
Brian McCabe, Esq.

cc:	Omar Santiago Ramos
James McGinnis, Esq.
Jonathan Upchurch, Esq.